EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

RECEIVED

2008 JUN 18 P 6:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.200/2008

June 17, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

08003317

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JUN 20 2008
THOMSON REUTERS

Yours sincerely,

June 17, 08

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

SS.5-01388/2008

June 17, 2008

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the nineteenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on July 16, 2008, we would like inform you the details of the nineteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 91 days duration – from April 16, 2008 to July 15, 2008. And, we will close the book for interest payment at noon of July 2, 2008.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1976

END